Exhibit(a)(5)(A)

MARC CAPPELLO and JERRY W. BURK,	)	C-552-08
individually and on behalf of all others	)	SUPERIOR COURT OF NEW
similarly situated,	)	JERSEY, CHANCERY DIVISION,
	)	BERGEN COUNTY
Plaintiffs,	)
)
v.	)
	)	CIVIL ACTION
MEMORY PHARMACEUTICALS CORP.,	)
VAUGHN KAILIAN, ANTHONY EVNIN.	)	CLASS ACTION COMPLAINT
WALTER GILBERT, MICHAEL MEYERS,	)
PETER YOUNG, ROBERT KRIEBEL, PAUL	)
BLAKE, DAVID LOWE, JONATHAN	)
FLEMING, HOFFMANN-LA ROCHE, INC.	)
and 900 NORTH POINT ACQUISITION	)
CORPORATION,	)
Defendants.	)
     Plaintiffs, by their attorneys, allege upon information and belief, except for their own acts, which are alleged on knowledge, as follows:
     1. Plaintiffs bring this action on behalf of the public stockholders of Memory Pharmaceuticals Corp. (“Memory” or the “Company”) seeking injunctive and other appropriate relief with respect to a proposed transaction in which Defendants HoffMann-La Roche, Inc. and 900 North Point Acquisition Corporation plan to acquire all the outstanding shares of Memory through a cash tender offer at the unfair price of $0.61 per share under unfair terms and without adequate disclosure (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $55 Million.
PARTIES
     2. Plaintiffs are, and have been at all relevant times, the owners of 110,000 shares of the common stock of Memory.

     3. Memory is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 100 Philips Parkway Montvale, NJ 07645, and it is a biopharmaceutical company that focuses on the discovery and development of drug candidates for the treatment of central nervous system conditions.
     4. Defendant Vaughn Kailian (“Kailan”) has been a Director of the Company since 2006.
     5. Defendant Anthony Evnin (“Evnin”) has been a Director of the Company since 1998.
     6. Defendant Walter Gilbert (“Gilbert”) has been a Director of the Company since 1997.
     7. Defendant Michael Meyers (“Meyers”) has been a Director of the Company since 2002.
     8. Defendant Peter Young (“Young”) has been a Director of the Company since 2004.
     9. Defendant Robert Kriebel (“Kriebel”) has been a Director of the Company since 2004.
     10. Defendant Paul Blake (“Blake”) has been a Director of the Company since 2007.
     11. Defendant David Lowe (“Lowe”) has been a Director of the Company since 2005.
     12. Defendant Jonathan Fleming (“Fleming”) has been a Director of the Company since 1998 and he is presently the Chairman of the Board.
     13. Defendants referenced in ¶¶ 4 through 12 are collectively referred to as Individual Defendants and/or the Memory Board. The Individual Defendants as officers and/or directors of

Memory, have a fiduciary relationship with Plaintiffs and other public stockholders of Memory and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     14. Defendant HoffMann-La Roche, Inc. is a New Jersey Corporation with its headquarters located at 340 Kingsland Street, Nutley, NJ 07110 and it is the US prescription drug unit of the Roche Group, one of the world’s leading research-oriented health care groups with core businesses in pharmaceuticals and diagnostics.
     15. Defendant 900 North Point Acquisition Corporation is a Delaware Corporation wholly owned by Roche that was created for the purpose of effectuating the Proposed Transaction.
     16. Defendants referenced in ¶¶ 14 and 15 are collectively referred to as Roche.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     17. By reason of the Individual Defendants’ positions with the Company as officers and/or Directors they are in a fiduciary relationship with Plaintiffs and the other public stockholders of Memory and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize stockholder value.
     18. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders, and if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s stockholders;

          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or
          (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.
     19. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Memory, are obligated to refrain from:
          (a) participating in any transaction where the Directors or officers’ loyalties are divided;
          (b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.
     20. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public stockholders of Memory, or are aiding and abetting others in violating those duties.
     21. Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CONSPIRACY AIDING AND ABETTING AND CONCERTED ACTION
     22. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     23. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Roche to attempt to eliminate the public stockholders’ equity interest in Memory pursuant to a defective sales process, and (ii) permit Roche to acquire the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     24. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts aiding of and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS
     25. Plaintiffs bring this action on their own behalf and as a class action on behalf of all owners of Memory common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     26. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of December 1, 2008, Memory had approximately 82.2 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Have the Individual Defendants breached their fiduciary duties owed to Plaintiffs and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Memory by Roche, pursuing a course of conduct that does not maximize Memory’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed to Plaintiffs and the other members of the Class;

(iv)	Have Roche aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

          (d) Plaintiffs’ claims are typical of those of the other members of the Class.
          (e) Plaintiffs have no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
CLAIM FOR RELIEF
     27. In a press release dated November 25, 2008, the Company announced that it had entered into a merger agreement with Roche, stating:
MONTVALE, N.J. (AP) — Memory Pharmaceuticals Corp. said Tuesday Swiss drug developer Roche will buy the biotech company for about $50 million, in a move to bulk up its development of potential Alzheimer’s disease and schizophrenia treatments. Memory is already a partner with Roche on a midstage drug candidate aimed at treating Alzheimer’s disease and schizophrenia, along with an early-stage compound aimed at Alzheimer’s disease.
“The innovative work carried out by the scientists at Pharmaceuticals will be fully integrated into Roche’s research and development portfolio with the aim of providing new hope for patients and caregivers affected by devastating diseases such as Alzheimer’s,” said William Burns, chief executive of Roche Pharmaceuticals, in a statement.
Under the deal, Roche will start a tender offer to buy Memory shares for 61 cents apiece in cash, more than three times the value of shares, which closed at 15 cents Monday. Directors, officers and shareholders holding about 29.5 percent of the company’s outstanding stock have already agreed to tender their shares.
After the tender offer, Roche will acquire any remaining outstanding shares through a second step merger.

Roche already owns about 55.9 percent of South San Francisco, Calif.-based biotechnology company Genentech Inc., which makes the blockbuster cancer drug Avastin. The Swiss company’s $89 per share, or $43.7 billion, buyout offer was rejected in August as too low. Most analysts expect Roche to eventually buy Genentech, but have said the company’s mix of blockbuster treatments make it worth at least $100 per share.
     28. On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”) and Stockholder Tender and Support Agreement (“Tender Agreement”), wherein certain stockholders of Memory owning approximately 24,221,466 outstanding shares in the aggregate (representing approximately 30% of the current outstanding shares) and 6,523,533 options and warrants to acquire shares have entered into an agreement in support of the Proposed Transaction.
     29. Pursuant to the Tender Agreement, such stockholders have agreed, among other things, (i) to tender into the Proposed Transaction (and not to withdraw) all shares of Memory common stock beneficially owned or hereafter acquired by them, (ii) to vote such shares in support of any merger in the event stockholder approval is required to consummate the merger and against any competing transaction, (iii) to appoint Roche as their proxy to vote such shares in connection with the Merger Agreement, and (iv) not to otherwise transfer any of their shares.
     30. The announcement and filings indicate that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.
THE PRICE IS UNFAIR
     31. In the few months prior to the Proposed Transaction, Memory stock had been trading in excess of the Proposed Transaction offer price of $0.61. In fact, as recently as March 5, 2008, Memory’s stock closed at $ 0.75 per share (see chart below). The recent dip in

Memory’s stock price is not the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets which Roche is now taking advantage of.
     32. Moreover, Roche is under a contractual obligation to make a payment of $5 million to Memory by December 2008 pursuant to an agreement entered into in 2003, wherein Memory and Roche entered into a collaboration agreement with respect one of Memory’s pharmaceutical products-nicotinic alpha-7 agonist. The. consummation of the Proposed Transaction would deprive the Company and its stockholders of the $5 million payment that is due and owing.
THE PRECLUSIVE DEAL PROTECTION DEVICES
     33. As part of the Merger Agreement, Defendants have also agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will ever emerge for the Company.
     34. Moreover, Memory’s Board has agreed to such terms without any hard evidence that they thoroughly sought a third party buyer for Memory and no evidence that Memory’s

Directors thoroughly shopped the Company in order to obtain the best possible (higher) price for Memory’s stockholders.
     35. First, the Merger Agreement contains a strict “no shop” provision prohibiting the Memory Board from taking any affirmative action to comply with its fiduciary duties to maximize stockholder value, including soliciting proposals relating to alternative tender offer or business combinations. In addition, the Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Individual Defendants from even engaging in discussions or negotiations relating to alternative, and possibly superior, business combinations.
     36. Further, the Tender Agreement, which locks up approximately 30% of the outstanding shares in favor of Roche is combined with a preclusive “Top-Up” option that permits Roche to acquire additional shares of up to 90% of the outstanding common shares of Memory so that Roche could consummate a short-form merger transaction and acquire the entire Company regardless of the stockholders’ will. In other words, the tender offer is nothing but a sham because the Tender Agreement in combination with the “Top-Up” option renders it virtually impossible for the Proposed Transaction not to be consummated.
     37. The Proposed Transaction also includes a $1,500,000 termination fee that together with the no shop, standstill, Tender Agreement, and Top-Up ensure that no competing offer will ever be forthcoming.
     38. Section 7.4(b) of the Merger Agreement further constrains the Memory Board and permits communication with competing bidders, only after “[a] Third Party (and its Representatives) that has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Board of Directors determines in good faith is or could reasonably be expected to lead to a Superior Proposal (and communicate with any Third Party and its Representatives for the purpose of clarifying the terms and conditions of any bona fide, written Acquisition Proposal) and (B) furnish to such Third Party or its Representatives non-public and other information or provide access as described in Section 7.04(a)(ii) relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable in the aggregate in any material respect to the Company than those contained in the Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be prior to or substantially concurrently with the time it is provided or made available to such Third Party)”.
     39. Thus, even if the Memory Board receives an intervening bid that appears to be “superior” to Roche’s offer, it is precluded from even communicating with such bidder unless the Board first determines that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the Memory Board from exercising its fiduciary duties and precludes an an investigation into competing proposals unless, as a prerequisite, the majority of the Memory Board first determines that the proposal is in fact “superior.”
     40. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Roche within 3 days before recommending to accept that alternative bid, giving Roche an opportunity to match the terms of any competing bid. This provision, especially together will all of the preclusive deal terms described above, undoubtedly will stifle any competing offers from emerging because no potential bidder will waste time and resources to make a competing bid that Roche can simply match.
THE RECOMMENDAITON STATEMENT IS
MATERIALLY MISLEADING AND/OR
INCOMPLETE
     41. On December 3, 2008, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.
     42. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information, thereby rendering stockholders unable to make an informed decision on how to vote their shares in connection with Proposed Transaction. Specifically, the Recommendation Statement is deficient, inter alia, because it:
(i)	Fails to disclose the Company’s financial projections and free cash flows for 2009 to 2027 relied on by Lazard in rendering its Fairness Opinion.

(ii)	Fails to disclose the terms of engagement and remuneration that Lazard will receive or has received in connection with the Proposed Transaction.

(iii)	Fails to disclose if Lazard or Lazard’s clients have any interest in, or conflicts with the Company, Roche or the Proposed Transaction.

(iv)	Fails to disclose which investment advisors were considered before retaining Lazard.

(v)	Fails to disclose the criteria and assumptions underlying Management Case A and Management Case B used in the Discounted Cash Flow Analysis performed by Lazard.

(vi)	Fails to disclose the criteria used by Lazard to select a discount range of 20.0% to 30.0% it applied in the Discounted Cash Flow Analysis.

(vii)	Fails to disclose the terminal values used in the Discounted Cash Flow Analysis performed by Lazard and the assumptions used in selecting such terminal values.

(viii)	Fails to disclose the criteria used by Lazard to select the companies used in the Selected Precedent Transaction Analysis.

(ix)	Fails to disclose whether Lazard accounted for a change in control premium in its Selected Precedent Transaction Analysis.

(x)	Fails to disclose the multiples or any numerical values observed for the compared companies in the Selected Precedent Transaction Analysis performed by Lazard.

(xi)	Fails to disclose the multiples or any numerical values applied to the Company in the Selected Precedent Transaction Analysis performed by Lazard.

(xii)	Fails to disclose the conclusions and numerical results for the Company in the Selected Precedent Transaction Analysis performed by Lazard.

(xiii)	Fails to disclose the criteria used by Lazard to select the companies used in the Selected Publicly Traded Analysis.

(xiv)	Fails to disclose whether Lazard accounted for a change in control premium in its Selected Publicly Traded Analysis.

(xv)	Fails to disclose the multiples or any numerical values observed for the compared companies in the Selected Publicly Traded Analysis performed by Lazard.

(xvi)	Fails to disclose the multiples or any numerical values applied to the Company in the Selected Publicly Traded Analysis performed by Lazard.

(xvii)	Fails to disclose the conclusions and numerical results for the Company in the Selected Publicly Traded Analysis performed by Lazard.

(xviii)	Fails to disclose the criteria to select the potential investors contracted during July to October 2008 regarding a potential private placement for Memory.

(xix)	Fails to disclose the criteria to select and the number of third parties selected to be contacted by management with the assistance of Lazard on October 22, 2008.

(xx)	Fails to disclose the criteria to select the three “designated directors” to advise regarding the Proposed Transaction.

(xxi)	Fails to disclose the criteria to select potential buyers to contact regarding a potential transaction and the number of potential buyers that the Board considered on October 28, 2008.

(xxii)	Fails to disclose the criteria to select 11 potential bidders that were contacted on November 2008 and how many of those potential buyers were strategic versus financial buyers and why the Memory Board only authorized 11 potential bidders to be contacted.
     43. Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that the Company and its stockholders will continue to suffer absent judicial intervention.
COUNT I
Breach of Fiduciary Duty – Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     44. Plaintiffs repeat all previous allegations as if set forth in full herein.
     45. As Directors of Memory, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ endorsement of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Memory’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     46. As discussed herein, the Individual Defendants have breached their fiduciary duties to Memory stockholders by failing to engage in an honest and fair sale process.
     47. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Memory’s assets and will be prevented from benefiting from a value-maximizing transaction.

     48. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and will allow consummation of the Proposed Transaction, to the irreparable harm of the Class.
     49. Plaintiffs and the Class have no adequate remedy at law.
COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     50. Plaintiffs repeat all previous allegations as if set forth in full herein.
     51. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiffs and the Class all information material to the decisions confronting Memory’s stockholders.
     52. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     53. As a result, Plaintiffs and the Class members are being harmed irreparably.
     54. Plaintiffs and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against Memory and Roche)
     55. Plaintiffs repeat all previous allegations as if set forth in full herein.
     56. As alleged in more detail above, Memory and Roche are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public stockholders. Defendants Memory and Roche aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     52. As a result, Plaintiffs and the Class members are being harmed.
     53. Plaintiffs and the Class have no adequate remedy at law.

     WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiffs as the Class representatives and their counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and
          (F) granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.
December 9, 2008

/s/ Eduard Korsinsky
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq. Juan E. Monteverde (to be admitted pro hac vice) 39 Broadway, Suite 1601 New York, New York 10006 Phone: (212) 363-7500 Facsimile: (212) 363-7171 Counsel for Plaintiffs